UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: May 26, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Disclosure

May 26, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs / Madam,

Sub.:	Disclosure

Dear Sir/Madam,

We wish to inform you that HDFC Securities Limited (“HSL”), a subsidiary of HDFC Bank Limited (the “Bank”) has executed agreements to subscribe to 60,289 Cumulative Convertible Preference Shares (“CCPS”) fully paid up of face value of Rs. 10/- each at a premium of Rs. 985.2064/- per CCPS to be issued by 9Platforms Technology Private Limited for an aggregate consideration of Rs. 995.2064/- per CCPS (the “Transaction”). Post completion of the Transaction, HSL will be holding approximately 8% equity stake of 9Platforms Technology Private Limited on a fully diluted basis.

We wish to provide the following disclosures with respect to the above:

a.	Name of the target entity, details in brief as size, turnover etc.

9Platforms Technology Private Limited (“9Platforms”)

Based on the audited financial statement of 9Platforms for the year ended 31 March 2022, the operating income was Rs 14.76 Lacs and the Net Loss was Rs 43.54 Lacs

b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”

This Transaction does not constitute a related party transaction.

As on date, the promoters of the HSL do not have any interest in 9Platforms.

HSL in the normal course of business may have business dealings with 9Platforms at an arm’s length

c.	Industry to which the entity being acquired belongs	9Platforms is a fully digitized state of the art B2B gateway serving three financial services verticals – Investment, Insurance and Lending. It is a next generation financial infrastructure platform startup that allows organizations to access the financial data of their customers and facilitate direct access to financial services, securely, reliably and efficiently.
d.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Financial investment in a growing startup which aims to democratize the workflows through technology. It will enable publishers to lower cost and develop products faster, build better consumer experiences and create developer friendly infrastructure and intelligent tools that solve big problems.

e.	Brief details of any governmental or regulatory approvals required for the acquisition	Since the shareholding of HSL in 9Platforms post completion of the Transaction would be below 10% of the total share capital of 9Platforms on a fully diluted basis, HSL would not require regulatory approvals to proceed with the Transaction.
f.	Indicative time period for completion of the acquisition	By July 15, 2023 subject to completion of conditions precedent
g.	Nature of consideration - whether cash consideration or share swap and details of the same	Cash consideration of Rs. 6,00,00,000 (Rupees Six Crores only) to be paid by HSL
h.	Cost of acquisition or the price at which the shares are acquired	Rs. 995.2064 per CCPS of 9Platforms
i.	Percentage of shareholding / control acquired and / or number of shares acquired	Post completion of the Transaction, HSL will hold approximately 8% of the total share capital of 9Platforms on a fully diluted basis.
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Date of Incorporation: July 13, 2021.

Products/Line of business:

9Platforms is a fully digitized state of the art B2B gateway serving three financial services verticals – Investment, Insurance and Lending. It is a next generation financial infrastructure platform startup that allows organizations to access the financial data of their customers and facilitate direct access to financial services, securely, reliably and efficiently.

History of last years’ turnover (year of incorporation):

FY2022 - Rs. 14.57 lakhs (audited)

FY2021 - NA

FY2020 - NA

Country of presence: India

This is for your information and appropriate dissemination.

Thank you.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary